                                                                    Exhibit 99.1
99.1.    Press Release.

      AMDOCS LIMITED CONTINUES STRONG, CONSISTENT GROWTH IN SECOND QUARTER

     Revenue increases by 83.1% to $270.7 million and EPS by 84.2% to $0.21

         St. Louis, MO - April 18, 2000, Amdocs Limited (NYSE: DOX) today reported that for the second quarter ended March 31, 2000, revenue reached $270.7 million, an increase of 83.1% over last year's second quarter. Excluding non-cash acquisition-related amortization expenses, net income increased 95.2% to $45.2 million, compared with $23.1 million in the second quarter of 1999, while diluted earnings per share were $0.21 versus $0.12 in the same period in the prior year. As-reported net income for the quarter, including these amortization expenses, was $42.9 million, or $0.20 per diluted share, compared to $23.1 million or $0.12 per diluted share in the second quarter of fiscal 1999. Cash balances continued to grow this quarter, reaching $242.6 million, an increase of $56.3 million compared to the end of the first quarter of fiscal 2000.

         Avi Naor, Chief Executive Officer of Amdocs Management Limited, noted, "This was an outstanding quarter for Amdocs. We posted excellent business results and strong growth, and we continued our proven strategy of developing long-term, service-based relationships with leading communications companies."

         Naor continued, "Tremendous opportunities in the communications markets are driving global demand for advanced customer care and billing solutions. Demand is strong in all segments, including wireline, wireless, IP and convergence. Service providers are turning to Amdocs for solutions that are both innovative and reliable, enabling them to transform market opportunities into sustained business success. Amdocs, the world's leader in customer care and billing systems, is uniquely positioned to excel in this arena."

         Naor added, "Our merger with Solect, the Toronto-based IP customer care and billing provider, initially announced on February 29 this year, was completed on April 5. The integration of the organizations is moving forward quickly, and there is an excellent fit in terms of corporate cultures. The Solect acquisition has enhanced our product offering, enabling us to capitalize on some important market opportunities. This is a clear vindication of our approach, which uses mergers and acquisitions as an instrument to improve product and service offerings to our customers."

         Naor concluded, "Looking forward, our pipeline is strong. We continue to foster ongoing business relationships with our existing and new customers, and revenue visibility is at the same high level as in previous quarters. The second quarter continues our record of faultless, consistent results and sustained, solid growth. We are very confident regarding our future business prospects."

         Amdocs is a leading provider of customer care, billing and order management systems for communications and Internet services. Amdocs has an unparalleled success record in project delivery of its mission-critical products. With human resources of over 5,900 information systems professionals, Amdocs has an installed base of successful projects with more than 75 service providers throughout the world. In April 2000, Amdocs completed the acquisition of Solect Technology Group Inc., a leading provider of customer care and billing systems for IP service providers. For more information visit our Web site at www.amdocs.com.

         This press release may contain forward-looking statements as defined under the Securities Act of 1933, as amended. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the adverse effects of market competition, rapid changes in technology that may render the company's products and services obsolete, potential loss of a major customer, and risks associated with operating businesses in the international market. These and other risks are discussed at greater length in the company's filings with the Securities and Exchange Commission.

                                 AMDOCS LIMITED

           Pro forma Consolidated Statements of Operations (Unaudited)

     Excluding Impact of Charges for In-Process Research and Development and

              Amortization Expenses Resulting from Acquisition and
                    Related Tax Effects (in thousands, except
                                 per share data)

                                                      Three months ended                      Six months ended
                                                          March 31,                              March 31,
                                                          ---------                              ---------
                                                    2000 (1)         1999               2000 (1)         1999
                                                 ---------        ---------            ---------        ---------

Revenue:
  License                                        $  30,441        $  17,308            $  56,943        $  32,348
  Service                                          240,304          130,522              449,308          246,907
                                                 ---------        ---------            ---------        ---------
                                                   270,745          147,830              506,251          279,255
Operating expenses:
  Cost of license                                    1,458            1,370                2,631            2,693
  Cost of service                                  156,272           84,280              295,100          160,195
  Research and development                          17,713            9,140               32,683           17,519
  Selling, general and administrative               33,087           17,415               60,186           33,062
                                                 ---------        ---------            ---------        ---------
                                                   208,530          112,205              390,600          213,469
                                                 ---------        ---------            ---------        ---------
Operating income                                    62,215           35,625              115,651           65,786

Other income (expense), net                          2,318           (2,566)               2,663           (3,953)
                                                 ---------        ---------            ---------        ---------
Income before income taxes                          64,533           33,059              118,314           61,833

Income taxes                                        19,360            9,918               35,494           18,550
                                                 ---------        ---------            ---------        ---------
Net income                                       $  45,173        $  23,141            $  82,820        $  43,283
                                                 =========        =========            =========        =========
Diluted earnings per share                       $    0.21        $    0.12            $    0.40        $    0.22
                                                 =========        =========            =========        =========
Diluted weighted average number of shares          211,416          199,542              207,904          199,263
                                                   =======          =======              =======          =======
   outstanding

(1) For the three and six months ended March 31, 2000, excludes $2,310 and $2,800 related to non-cash amortization charges for goodwill and other intangibles associated with the acquisition of ITDS, net of tax effects.

     For the six months ended March 31, 2000, also excludes $19,876 non-cash charge for in - process research and development related to the acquisition of ITDS.

     With these charges, income before taxes was $62,433 and $95,638 for the three and six months ended March 31, 2000 and diluted earnings per share were $0.20 and $0.29 for the three and six months ended March 31, 2000.

                                 AMDOCS LIMITED

                Consolidated Statements of Operations (Unaudited)

                      (in thousands, except per share data)


                                                                 Three months ended            Six months ended
                                                                      March 31,                     March 31,
                                                                      --------                      --------
                                                             2000             1999              2000             1999
                                                           ---------        ---------         ---------        ---------

Revenue:
  License                                                  $  30,441        $  17,308         $  56,943        $  32,348
  Service                                                    240,304          130,522           449,308          246,907
                                                           ---------        ---------         ---------        ---------
                                                             270,745          147,830           506,251          279,255
Operating expenses:
  Cost of license                                              1,458            1,370             2,631            2,693
  Cost of service                                            156,889           84,280           295,923          160,195
  Research and development                                    17,713            9,140            32,683           17,519
  Selling, general and administrative                         34,570           17,415            62,163           33,062
  In process research and development expenses                  --               --              19,876             --
                                                           ---------        ---------         ---------        ---------
                                                             210,630          112,205           413,276          213,469
                                                           ---------        ---------         ---------        ---------
Operating income                                              60,115           35,625            92,975           65,786

Other income (expense), net                                    2,318           (2,566)            2,663           (3,953)
                                                           ---------        ---------         ---------        ---------
Income before income taxes                                    62,433           33,059            95,638           61,833

Income taxes                                                  19,570            9,918            35,494           18,550
                                                           ---------        ---------         ---------        ---------
Net income                                                 $  42,863        $  23,141         $  60,144        $  43,283
                                                           =========        =========         =========        =========
Basic earnings per share                                   $    0.21        $    0.12         $    0.30        $    0.22
                                                           =========        =========         =========        =========
Diluted earnings per share                                 $    0.20        $    0.12         $    0.29        $    0.22
                                                           =========        =========         =========        =========
Basic weighted average number of shares outstanding          205,985          196,800           203,465          196,800
                                                           =========        =========         =========        =========
Diluted weighted average number of shares                    211,416          199,542           207,904          199,263
   outstanding                                             =========        =========         =========        =========


                                 AMDOCS LIMITED

                Condensed Consolidated Balance Sheets (Unaudited)
                                 (in thousands)


                                                                                      As of
                                                                                      -----
                                                                             March 31,       September 30,
                                                                              2000            1999
                                                                             --------        --------

ASSETS

Current assets
   Cash, cash equivalents and short term interest bearing investments        $242,551        $ 85,174
   Accounts receivable, including unbilled of $9,764 and $4,243,              226,539         159,312
     respectively
   Prepaid expenses and other current assets                                   58,921          46,289
                                                                             --------        --------
   Total current assets                                                       528,011         290,775

Equipment, vehicles and leasehold improvements, net                            99,204          83,997
Goodwill and other intangible assets, net                                     110,858          20,742
Other  assets                                                                  44,771          34,497
                                                                             --------        --------
Total assets                                                                 $782,844        $430,011
                                                                             ========        ========


LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
   Accounts payable and accruals                                             $136,009        $108,686
   Short-term financing arrangements                                           23,154           8,103
   Deferred revenue                                                           114,682         104,688
   Deferred income taxes and income taxes payable                              53,184          33,412
                                                                             --------        --------
   Total current liabilities                                                  327,029         254,889
Noncurrent liabilities                                                         63,852          51,385
Shareholders' equity                                                          391,963         123,737
                                                                             ========        ========
Total liabilities and shareholders' equity                                   $782,844        $430,011
                                                                             ========        ========

CONTACT: Amdocs Limited

         Thomas G. O'Brien
         Treasurer and Director of Investor Relations
         314/212-8328
         E-mail: dox_info@amdocs.com